UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the lease of the Bahia LNG Terminal

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Rio de Janeiro, December 06 , 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 09/28/21, informs that it has signed the Instrument of Acceptance provided for in the contract and transferred, this Saturday (12/04), the operation of the Bahia Liquefied Natural Gas Regasification Terminal (TR-BA) to Excelerate Energy Comercializadora de Gás Natural (Excelerate).

The agreement was signed after the Administrative Council for Economic Defense (CADE) approved the operation. Petrobras supported Excelerate in obtaining the necessary licenses and authorizations, also complying with the precedent conditions in the lease agreement for the operation of the terminal. Excelerate's regasification vessel is positioned at the TR-BA, and with the transfer of the operation, Excelerate is able to make natural gas available to the market.

The berthing of Excelerate's ship will also allow the transfer of the Golar Winter regasifier ship, working for Petrobras, to the Pecém LNG regasification terminal, located in Ceará. The three LNG regasification terminals are connected to the country's integrated natural gas transportation network (Guanabara Bay, Pecém, and Bahia) and are ready to operate.

The leasing process of TR-BA and associated facilities represents an important step towards the process of opening and increasing competitiveness of the natural gas segment in Brazil, following the rites of Federal Law 13,303/2016 (Law of State Companies).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 06, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer